Exhibit 99.21

Credit Suisse First Boston Fairness Opinion Dated April 9, 2003

CREDIT SUISSE FIRST BOSTON LLC

Eleven Madison Avenue Telephone 212 325 2000
New York, NY 10010-3629

April 9, 2003

Board of Directors

Hughes Electronics Corporation
200 N. Sepulveda Boulevard
El Segundo, California 90245

Board of Directors

General Motors Corporation
300 Renaissance Center
Detroit, Michigan 48265

Members of the Boards:

      You have asked us to provide you with our opinion with respect to the fairness, from a financial point of view, to the holders of Common Stock, par value $0.01 per share (“Hughes Common Stock”), of Hughes Electronics Corporation (“Hughes”) immediately prior to the Merger (as defined below), of the Merger Consideration (as defined below) to be received by such holders in the Merger.

      The Merger Agreement (as defined below) provides, among other things, for the merger (the “Merger”) of GMH Merger Sub, Inc. (“Merger Sub”), an indirect wholly owned subsidiary of The News Corporation Limited (“Purchaser”), with and into Hughes, with Hughes as the surviving corporation (the “Surviving Corporation”). Pursuant to the Merger: (x) the issued and outstanding shares of Class B common stock, par value $0.01 per share (“Hughes Class B Common Stock”) of Hughes, will remain outstanding as shares of Class B common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Class B Common Stock”); (y) the issued and outstanding shares of capital stock of Merger Sub will be converted into a number of shares of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”); and (z) each issued and outstanding share of Hughes Common Stock (other than shares of Hughes Common Stock held by Purchaser or any subsidiary of Purchaser) will be converted into (1) a number of shares of Surviving Corporation Common Stock (the “Public Interest”), and (2) a number of American Depositary Shares (the “Purchaser Share Consideration”), each representing the right to receive four Preferred Limited Voting Ordinary Shares of Purchaser (“Purchaser ADSs”), equal to the product of (i) $14 divided by the Adjusted Purchaser Stock Price (as defined in the Merger Agreement) and (ii) the Purchaser Fraction (as defined in the Merger Agreement); provided, however, that if the 20-Day Average Purchaser Stock Price (as defined in the Merger Agreement) is $17.92 or below, the Purchaser Share Consideration shall be the product of 0.78125 and the Purchaser Fraction and if the 20-Day Average Purchaser Stock Price is $26.88 or above, the Purchaser Share Consideration shall be the product of 0.52083 and the Purchaser Fraction, and, provided further, that Purchaser may elect to pay an amount in cash determined in accordance with the terms of the Merger Agreement in lieu of all or part of the Purchaser Share Consideration (the “Cash Consideration” and, collectively with the Public Interest and the Purchaser Share Consideration, as applicable, the “Merger Consideration”). We understand that upon the terms and subject to the conditions set forth in the Stock Purchase Agreement (as defined below), in the event the 20-Day Average Purchaser Stock Price is less than $14.08, General Motors Corporation (“GM”) shall have the right to cause the Merger Agreement to be terminated unless Purchaser elects to increase the Purchaser Share

Consideration or the Cash Consideration, as applicable, in accordance with terms of the Merger Agreement. In accordance with the Certificate of Incorporation of the Surviving Corporation, immediately following the consummation of the Merger all outstanding shares of Surviving Corporation Class B Common Stock will be converted into an equal number of shares of Surviving Corporation Common Stock (the “Class B Conversion”). We understand and have assumed that, immediately following the consummation of the Merger and the Class B Conversion, the shares of Surviving Corporation Common Stock issued to the holders of Hughes Common Stock immediately prior to the Merger (other than Purchaser and any subsidiary of the Purchaser) will represent 66% of the issued and outstanding shares of Surviving Corporation Common Stock, the only outstanding class of capital stock of the Surviving Corporation.

      You have advised us that prior to and as a condition of the Split-Off (as defined below), Hughes will declare and pay GM a $275 million special cash dividend (the “Special Dividend”). Immediately prior to the time the Split-Off becomes effective (the “Split-Off Effective Time”), GM and Hughes will take all actions necessary so that GM will hold, immediately prior of the Split-Off Effective Time, (1) a number of shares of Hughes Common Stock equal to the number of shares of Class H Common Stock of GM (“GM Class H Common Stock”) outstanding as of the Split-Off Effective Time and (2) a number of shares of Hughes Class B Common Stock determined in accordance with the Transaction Agreements (as defined below).

      You have also advised us that immediately prior to the Merger: (i) GM will, pursuant to provisions to be implemented by means of an amendment to GM’s Certificate of Incorporation, redeem all of the issued and outstanding shares of GM Class H Common Stock, which will thereupon be cancelled, in exchange for all of the issued and outstanding shares of Hughes Common Stock, and shall otherwise separate the business and operations of Hughes from GM (the “Split-Off”), and (ii) simultaneously with and as a condition to the Split-Off, GM will, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, sell to Purchaser (or a subsidiary of Purchaser) all of the issued and outstanding shares of Hughes Class B Common Stock for Purchaser ADSs and, as applicable, cash in accordance with the terms and conditions of the Stock Purchase Agreement (the “GM Stock Sale” and, collectively with the Special Dividend and the Split-Off, the “GM Transactions”).

      In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Hughes and Purchaser, as well as (i) a draft, dated April 9, 2003, of the Agreement and Plan of Merger, by and between Hughes, Purchaser and Merger Sub (the “Merger Agreement”), (ii) a draft, dated April 9, 2003, of the Separation Agreement between GM and Hughes, (iii) a draft, dated April 9, 2003, of a Stock Purchase Agreement between GM, Hughes and Purchaser with respect to the Stock Sale (the “Stock Purchase Agreement”), (iv) the certificate of incorporation of GM as in effect on the date hereof and a form of an amendment to such certificate for purposes of implementing the Split-Off, and (v) certain related documents ((i) through (v) collectively, the “Transaction Agreements”). We have also reviewed certain other information, including financial forecasts and estimates (the “Financial Forecasts”), prepared by or discussed with Hughes and Purchaser, and have discussed with members of the managements of Hughes and Purchaser the business and prospects of Hughes and Purchaser. We have also considered certain financial data of Hughes and Purchaser and certain stock market data relating to shares of GM Class H Common Stock and Purchaser ADSs and have compared those data with similar data for publicly held companies in businesses similar to Hughes and Purchaser. We have considered the financial terms of certain business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the Financial Forecasts (i) we have been advised by Hughes’ management, and have assumed, that the Financial Forecasts with respect to Hughes have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Hughes’ management as to the future financial performance of Hughes, and (ii) we have been advised by Purchaser’s management, and with your consent have assumed, that the publicly available Financial Forecasts with respect to Purchaser reviewed by us and discussed with Purchaser’s management represent reasonable estimates with respect to the future financial performance of

Purchaser. For purposes of our analyses, we have been advised and have assumed that (i) the GM Transactions, the Merger and the Class B Conversion will be consummated or effected in accordance with the terms of the Transaction Agreements, without waiver, amendment or modification of any material representation, warranty, covenant, condition or other agreement contained therein, (ii) in the course of obtaining any necessary regulatory or third party approvals for such transactions, no delay, condition or restriction will be imposed that will have an adverse effect on the contemplated benefits of such transactions to Hughes and Purchaser and (iii) neither the consummation of the GM Transactions, the Merger or the Class B Conversion nor the existence or occurrence of any past or future events and circumstances will have an adverse effect on the contemplated tax treatment of any such transactions. We have also given effect to the Class B Conversion. For purposes of our opinion we have, with your consent, also assumed that each of the Transaction Agreements, when executed, will conform to the drafts reviewed by us in all respects material to our analyses.

      We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of Hughes or Purchaser, nor have we been furnished with any such evaluation or appraisal. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the shares of Hughes Common Stock, Surviving Corporation Common Stock, or Purchaser ADSs or the prices at which such shares will trade at any time.

      We have acted as financial advisor to Hughes in connection with the Merger and certain related matters and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates have in the past provided, and/or may in the future provide, investment banking and financial services to Hughes, GM, Purchaser and/or certain of their affiliates for which services we have received, and expect to receive, compensation. We have not advised GM in connection with the GM Transactions or the Merger other than by providing this opinion to the Board of Directors of GM, in consideration of which GM has agreed to indemnify us and certain related persons for losses arising in connection with or as a result of this opinion and related matters. Furthermore, in the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of Hughes, GM, Purchaser and/or certain of their affiliates for our and our affiliates’ accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is addressed and delivered to the Boards of Directors of Hughes and GM in connection with their consideration of the Merger and does not constitute a recommendation with respect to how any stockholder of Hughes or GM should vote or act on any matter relating to the GM Transactions. Our opinion does not address the underlying business decisions of Hughes and GM to effect the GM Transactions or the Merger or the merits of any such transactions as opposed to alternative business strategies and transactions that might be available to Hughes and GM. As indicated above, for purposes of our analyses, we took into account the terms of the GM Transactions. However, our opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger by the holders of Hughes Common Stock (other than Purchaser and its affiliates) as of immediately prior to the Merger (whom we understand will consist entirely of holders of GM Class H Common Stock immediately prior to the Split-Off). Our opinion does not address the fairness of any aspect of the GM Transactions or any other related or unrelated transaction or agreement or the likelihood of their consummation. In particular, our opinion does not address the fairness of the consideration to be received, directly or indirectly, by, or as between, the holders of GM Class H Common Stock, GM and the holders of GM $1 2/3 Common Stock pursuant to or as a result of the GM Transactions. In that regard, you have advised us that GM’s financial advisors have provided the Board of Directors of GM with their opinion with respect to the fairness, from a financial point of view, to the holders of the GM $1 2/3 Common Stock as a class and the holders of the GM Class H Common Stock as a class of the consideration to be provided to GM and to the holders of the GM Class H Common Stock, as applicable, in the GM Transactions and the Merger, taking into account all relevant financial aspects of the GM Transactions and the Merger, taken as a whole.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and based on current market conditions, the Merger Consideration to be received by holders of Hughes Common Stock in the Merger is fair, from a financial point of view, to the holders of Hughes Common Stock (other than Purchaser and its affiliates) as of immediately prior to the Merger.

Very truly yours,

CREDIT SUISSE FIRST BOSTON LLC

By:	/s/ CHRISTOPHER LAWRENCE

Christopher Lawrence
Vice Chairman